Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	July 16, 2020

News Release

Seabridge Begins Drilling Iskut Gold-Copper Porphyry Target
Strong geophysical anomalies help define target under Quartz Rise Lithocap

Toronto, Canada... Seabridge Gold (TSX:SEA) (NYSE:SA) reports today that core drilling has commenced at its 100%-0wned Iskut project in British Columbia to test below the Quartz Rise Lithocap for a gold-copper porphyry mineral system similar to those on Seabridge's nearby KSM Project. The Iskut target has been developed over the past three years by making intensive use of geophysical tools, surface mapping and sampling and preliminary drilling. Rigorous procedures are being followed in this year's program to minimize the risks associated with COVID-19.

Two shallow drill campaigns discovered a promising diatreme below the Quartz Rise Lithocap located southeast of the old high-grade Johnny Mountain Mine. Elevated surface gold and copper concentrations situated within a large, intense induced polarization anomaly found in close association with magnetic anomalies have helped to define the target location below and west of the well-developed lithocap. Up to 8,000 meters of core will now be drilled to evaluate about 750 meters of strike and more than 800 meters of vertical projection evident in the geophysical data.

Seabridge Chairman and CEO Rudi Fronk commented: "Seabridge acquired the large land package at Iskut because we saw clear evidence of a porphyry system with many of the characteristics of our giant KSM project in rocks of the same age. We are excited that we now have the opportunity to test these ideas. We wrestled with the challenge of implementing a drill program this season during the COVID-19 pandemic but our team has worked closely with our Tahltan Nation partners, the BC Health Ministry, suppliers and other exploration companies in the area to develop effective procedures for operating in the current global health crisis. Crews have new, clearly defined obligations to protect each other against infection and the spread of the virus, all of which have been embraced by our team."

The program plan will follow the successful formula used at KSM which led directly to the discovery of the Deep Kerr zone (cave-constrained Inferred Resource of 1.9 billion tonnes grading 0.31g/T Au and 0.41% Cu). Drill holes are designed to cut across the IP anomaly and a distinct magnetic feature which encloses the diatreme encountered in previous drilling. A hydrothermal breccia (diatreme) discovered in 2018 was found to contain clasts of porphyry-style vein fragments that confirmed an underlying porphyry source for the lithocap. Holes are planned to penetrate the geophysical anomalies at various elevations along the strike of the features, targeting the likely cradle of the porphyry system. The geophysical footprint of this target trends into an area where glacial erosion has exposed the system vertically over at least 800 meters, making the target amenable to drilling from surface.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge exploration campaigns. This program includes blank and reference standards. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM and Iskut Projects located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Forward Looking Statements

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, and other future plans and objectives of the Company including; (i) further exploration and the timing thereof at the Iskut Project, (ii) that the previously discovered diatreme is promising, and (iii) resource estimates, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net

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